UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
THE BUREAU OF NATIONAL AFFAIRS, INC.
(Name of Subject Company)
BRASS ACQUISITION CORP.
(a wholly-owned subsidiary of)
BLOOMBERG INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)
Class A 121164107
Class B 121164206
Class C NONE
(CUSIP Number of Class of Securities)

Karl P. Kilb, Esq.
Bloomberg Inc.
731 Lexington Avenue
New York, NY 10022
Phone: (212) 318-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:
Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Phone: (212) 728-8000
Fax: (212) 728-8111
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$992,114,785	$115,184.53

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $39.50 cash per share (i) all 9,597,017 outstanding shares of Class A common stock of The Bureau of National Affairs, Inc.; (ii) all 15,513,363 outstanding shares of Class B common stock of The Bureau of National Affairs, Inc.; and (iii) all 6,450 outstanding shares of Class C common stock of The Bureau of National Affairs, Inc., in each case as of August 24, 2011, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for fiscal year 2011, issued March 2, 2011, by multiplying the transaction valuation by 0.00011610.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$115,184.53	Filing Party:	Brass Acquisition Corp.
Form or Registration No.:	Schedule TO-T	Date Filed:	August 31, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9, and Item 11
SIGNATURES
EXHIBIT INDEX

     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on August 31, 2011 by Brass Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Bloomberg Inc. (“Parent”), a Delaware corporation. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share (the “Company Common Stock”), including all of the issued and outstanding shares of Class A common stock, par value $1.00 per share (the “Class A Shares”), all of the issued and outstanding shares of Class B common stock, par value $1.00 per share (the “Class B Shares”), and all of the issued and outstanding shares of Class C common stock, par value $1.00 per share (the “Class C Shares”, and together with the Class A Shares and the Class B Shares, the “Shares” and each, a “Share”), of The Bureau of National Affairs, Inc., a Delaware corporation (the “Company”), at a purchase price of $39.50 per Share, net to the sellers in cash, without interest thereon and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2011 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 1 is being filed on behalf of Purchaser and Parent.
     All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:
Items 1 through 9, and Item 11.
     1.      The second paragraph in response to the question “When and how will I be paid for my tendered Shares?” in the section entitled “Frequently Asked Questions” which appears on page 7 of the Offer to Purchase is hereby amended by replacing such paragraph in its entirety with the following:
“We may delay the payment for any validly tendered Shares if by the expiration of the Offer (as it may be extended in accordance with the Merger Agreement), (i) the Minimum Condition has not been satisfied or (ii) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the other conditions to the Offer set forth in Section 15 — “Conditions of the Offer” occur and are continuing.”
     2.      The first paragraph in response to the question “Will there be a subsequent offering period?” in the section entitled “Frequently Asked Questions” which appears on page 8 of the Offer to Purchase is hereby amended by replacing such paragraph in its entirety with the following:
“Following the satisfaction of all the conditions to the Offer and the acceptance for payment of all the Shares tendered during the initial offering period (including extensions), we may elect to provide for a subsequent offering period of three to 20 business days, during which time stockholders whose Shares have not been accepted for payment may tender, but not withdraw, their Shares and receive the offer consideration. We may also choose to extend the subsequent offering period. We have not at this time made a decision to provide or not to provide a subsequent offering period. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights” of this document for more information concerning any subsequent offering period.”
     3.      The third paragraph under Section 1 — “Terms of the Offer” which appears on page 13 of the Offer to Purchase is hereby amended by replacing such paragraph in its entirety with the following:
“Following the acceptance for payment (the “Acceptance Time”) of all the Shares validly tendered and not properly withdrawn during the initial offering period (including extensions), we may elect to provide a subsequent offering period, in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (each, a “Subsequent Offering Period”), for a period of three to 20 business days during which time stockholders whose Shares have not been accepted for payment may tender, but not withdraw, their Shares and receive the offer consideration. We may also choose to extend the Subsequent Offering Period. The same offer price will be paid to stockholders tendering Shares in the Offer during the initial offering period or during any Subsequent Offering Period, if there is any.”
     4.      The third paragraph under Section 3 — “Procedure for Accepting the Offer and Tendering Shares” which begins on page 15 of the Offer to Purchase is hereby amended by replacing such paragraph in its entirety with the following:
“The tender of Shares pursuant to the procedure described above will constitute your acceptance of the Offer, as well as your representation and warranty that you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. A Letter of Transmittal returned without specifying the number or class of Shares tendered will be deemed to relate to all Shares of the record holder. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.”
     5.      The fourteenth full paragraph under Section 8— “Certain Information Concerning the Company” which, for the avoidance of doubt, is a single bolded sentence and appears on page 23 of the Offer to Purchase is hereby deleted.
     6.      The sixteenth full paragraph under Section 8— “Certain Information Concerning the Company” which, for the avoidance of doubt begins with the words “Except as otherwise” and appears on page 23 of the Offer to Purchase is hereby amended by replacing such paragraph in its entirety with the following:
“Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been furnished by the Company or taken from or based upon publicly available documents and records on file with the SEC and other public sources.”
     7.      The third paragraph in the subheading “Representations and Warranties” under the subsection “The Merger Agreement” of Section 13 — “The Transaction Documents” which appears on page 31 of the Offer to Purchase is hereby amended by replacing such paragraph in its entirety with the following:
“The Merger Agreement is included as an Exhibit to the Schedule TO to provide public disclosure regarding its terms and conditions as required by U.S. federal securities laws. The representations and warranties contained in the Merger Agreement were made only for the purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Stockholders are not third-party beneficiaries under the Merger Agreement. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule that the parties have exchanged. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Purchaser will provide additional disclosure in its public reports to the extent that it is aware of the existence of any material facts that are required to be disclosed under the U.S. federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure as required by U.S. federal securities laws.”
     8.      Subsection (ii) of the first paragraph under Section 15 — “Conditions of the Offer” which appears on page 43 of the Offer to Purchase is hereby amended by replacing the text preceding clause (a) with the following:
“(ii) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, none of the following events shall have occurred or be continuing:”
     9.      The first paragraph under Section 18 — “Miscellaneous” which appears on page 47 of the Offer to Purchase is hereby amended by replacing such paragraph in its entirety with the following:

“The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any state in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such state. We are not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.”
[Remainder of Page Left Intentionally Blank.]

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2011	BRASS ACQUISITION CORP.
	By:	/s/ Peter Grauer
		Name:	Peter Grauer
		Title:	Chairman

Dated: September 9, 2011	BLOOMBERG INC.
	By:	/s/ Peter Grauer
		Name:	Peter Grauer
		Title:	Chairman

EXHIBIT INDEX

Exhibit
Number	Document

(a)(1)(A)	Offer to Purchase, dated August 31, 2011.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Summary Advertisement as published in The Wall Street Journal on August 31, 2011.*

(a)(5)(A)	Joint Press Release, dated August 25, 2011, issued by Parent and the Company.**

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 24, 2011, by and among Parent, Purchaser and the Company.***

(d)(2)	Confidentiality Agreement, dated May 11, 2011, between the Company and Bloomberg L.P.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on August 31, 2011 as an exhibit to the Schedule TO.

**	Incorporated by reference to Exhibit 99.1 to the Schedule TO - C filed by Purchaser and Parent with the SEC on August 25, 2011.

***	Incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, File No. 000-08247, filed with the SEC on August 30, 2011.